Exhibit 4.6

THE SYMBOL "****" DENOTES PLACES WHERE PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

June 3, 2010

CONFIDENTIAL

ProSeed Capital Holdings CVA

Vlierbeekberg 107

3090 Overijse, Belgium

FEE AGREEMENT

This agreement (this “Agreement”) sets forth the terms of the agreement between a RedHill Biopharma Ltd., together with its subsidiaries, affiliates, shareholders, stakeholders (the “Company”) and ProSeed Capital Holdings CVA (together with its subsidiaries and affiliates, “ProSeed”), pursuant to which the Company has agreed to engage ProSeed, on a non-exclusive basis, to perform certain advisory services, as described herein. Specifically, the Company and ProSeed agree as follows:

1.          Services; Introduced Parties. During the term of this Agreement, ProSeed will identify, make initial contacts with and arrange direct or indirect introductions for the Company with potential equity and/or debt investors, joint venture/licensing partners, buyers and acquisition targets (“Introduced Parties”). The parties shall agree upon the identity of all Introduced Parties, who shall be listed on Exhibit A attached to this Agreement (which Exhibit A shall be updated from time to time to include additional Introduced Parties). ProSeed will not, directly or indirectly, disclose the identity of the Company without the Company’s prior consent when making initial contacts with potential joint venture/strategic partners and buyers, but ProSeed shall be entitled to mention the Company in a generic way when approaching potential Introduced Parties. The Company shall be under no obligation to enter into any transaction or other arrangement with any Introduced Party and the terms thereof shall be subject to the Company’s sole discretion and approval. ProSeed will not make any agreement or commitment on behalf of the Company without prior authorization from the Company. In addition, ProSeed will not provide confidential information regarding the Company to any potential investor, joint venture/licensing partner, buyer and/or acquisition targets without the prior written approval of the Company. For the purposes of this Agreement, “Introduced Parties” shall also include and cover those parties that have previously been introduced by ProSeed to the Company as identified on Exhibit A attached to this Agreement provided ProSeed advises RedHill and actively contributes to the discussions between RedHill and these parties regarding their new investment in RedHill. ProSeed has endeavored (and will continue to endeavor) to ensure that Exhibit A is as complete as possible, however, in the event that during the term of this Agreement ProSeed subsequently determines that an Introduced Party has been inadvertently omitted from Exhibit A, such Exhibit A shall be amended, subject to the consent of the Company (not to be unreasonably withheld), to include such omitted Introduced Party.

2.          Compensation –Financing Transactions. In the event that the Company consummates a financing transaction or any other form of equity or debt based, or equity or debt linked financing, including but not limited to convertibles and warrants, in which the Company receives cash, cash equivalents, securities, and/or any other monetary and/or non-monetary value or consideration, including the exercise of warrants, with any Introduced Party (an “Financing Transaction”) during the term of this Agreement (and/or within the “tail period” specified in Section 6, below), ProSeed shall be entitled to a cash or equity fee (at the choice of ProSeed) equal to 6.0% plus VAT (if applicable) of the cash proceeds received by the Company from such Introduced Party. All amounts payable to ProSeed under this Section 2 shall be paid to ProSeed (or its designee) within 21 days of the closing of the applicable Financing Transaction.

3.          Notice of Transactions with Introduced Parties. The Company will inform ProSeed and keep ProSeed updated about relevant developments involving Introduced Parties on a regular basis and in a timely manner. The Company will inform ProSeed in writing about any transaction that will result in a fee payable to ProSeed under Sections 2 or 4 of this Agreement within 7 days of the date of such transaction and will provide ProSeed with the details thereof and, except as may otherwise be prohibited by confidentiality obligations, a copy of the relevant transaction documents related thereto. For the avoidance of doubt, the parties agree that the fees payable under Sections 2of this Agreement shall be mutually exclusive and ProSeed shall not be entitled to receive duplicate fees on any transactions covered thereby.

4.          Termination. This Agreement will be affective until December 31, 2011; provided, however, that either party may terminate this Agreement prior to such date upon not less than 30 days' prior written notice. Upon any termination of this Agreement, the parties shall agree in writing as to the identity of the Introduced Parties through the date of such termination. Notwithstanding any provision herein to the contrary, in the event that the Company consummates an Financing Transaction with any of such Introduced Parties during the 18-month period following the expiration or termination of this Agreement (the “tail period”), ProSeed shall be entitled to receive and/or continue to receive compensation as provided in Sections 2 of this Agreement in respect of such transaction as provided herein. Notwithstanding the foregoing, warrants given to or bought by Introduction Parties before or during the term or tail of this Agreement but exercised after the term or tail of this Agreement entitle ProSeed to the above mentioned fees.

5.          ProSeed Acknowledgements. ProSeed further acknowledges and agrees that (i) ProSeed's relationship with the Company is non-exclusive, (ii) that the Company is under no obligation whatsoever to enter a transaction with any Introduced Party, (iii) that the Company may independently, or with the help of others not related to ProSeed, seek persons to invest in the Company, and in the event such persons invest in the Company, no compensation will be owed to ProSeed, (iv) that ProSeed and the Company must comply with all laws and regulations applicable to the issuance of Company securities, (v) that, except as provided in Sections 2 and 4 hereof, ProSeed is not entitled to any other fee, retainer, reimbursement, commission or other payment from the Company and (vi) that in the event of any tax liability that may result to ProSeed with respect to any compensation arising out of this Agreement, it shall be assumed solely by ProSeed and ProSeed will provide the Company with an exemption from any tax withholding liability (failing which, the Company shall be entitled to withhold any legally required amounts from payments due to ProSeed hereunder).

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6.          Miscellaneous. This Agreement shall be governed by the laws of United Kingdom with exclusive jurisdiction of the courts of London. This Agreement, together with any confidentiality agreements between ProSeed and the Company, embodies the entire agreement and understanding of the parties hereto and supersedes all prior agreements and understandings, written and oral, relating to the subject matter hereof, and may not be modified or amended or any term or provision hereof waived or discharged, except in writing, signed by the party against whom such modification, waiver or discharge is sought to be enforced. This Agreement is not assignable by either party without the prior written consent of the other party.

If you agree that this Agreement accurately reflects our agreement on this matter, please sign as indicated below and forward a copy to the Company.

Company

By:	/s/ Ori Shilo
Ori Shilo, VP Finance and Operation

ProSeed Capital Holdings CVA

By:	/s/ Benjamin Van Oudenhove
Benjamin Van Oudenhove
Chairman

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EXHIBIT A

ProSeed Introduced Parties

Non-exhaustive list

[****]

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